FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

El Nino Ventures Inc.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

August 29, 2007

Item 3: News Release:

A news release dated and issued on August 29, 2007 was disseminated through Stockwatch and Market News.

Item 4: Summary of Material Change:

El Nino Ventures Inc. Announces Increase In Brokered Private Placement Financing.

Item 5: Full Description of Material Change:

August 29, 2007, Vancouver, BC – El Nino Ventures Inc. (the “Company”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) is pleased to announce that further to is news release of August 9, 2007, it has amended the terms of the previously announced private placement with Cormark Securities Inc. and Haywood Securities Inc. to increase the size of the offering to 5,888,889 units for total proceeds of $5,300,000, subject to the approval of the TSX Venture Exchange.

The proceeds from the financing will be used for exploration, drilling, and engineering at the Company’s properties in the Democratic Republic of Congo and for general corporate purposes.

The securities proposed to be offered in the private placement have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of the securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870      Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 29th day of August 2007.